UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-14859

Garb Oil & Power Corporation

(Exact name of registrant as specified in its charter)

1185 Gooden Xing

Largo, FL 33778

(888) 573-6622

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 747 holders

EXPLANATORY NOTE

On April 22, 2013, the registrant’s prior management filed a Form 15 on behalf of the registrant in order to terminate the registrant’s reporting obligations pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, although prior management listed the registrant’s number of record holders of its common stock as of April 22, 2013 as 239, such number was incorrect. Following a review of the registrant’s corporate records, the registrant’s current management has determined that the approximate number of holders of record of its common stock as of April 22, 2013 was 741. Therefore, because none of the rules providing for a termination of the registrant’s duty to file reports under the Exchange Act were applicable as of April 22, 2013, the registrant hereby withdraws the Form 15 filed on April 22, 2013.

As of April 2, 2015, there are approximately 747 holders of record of the registrant’s common stock.

Pursuant to the requirements of the Securities Exchange Act of 1934 Garb Oil & Power Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 02, 2015	By:	/s/ Tammy Taylor
	Name:	Tammy Taylor
	Title:	Chief Executive Officer